FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Establishes Technology Partnership with GigaSpaces

PRESS RELEASE

Magic Software Establishes Technology Partnership with GigaSpaces

Magic Integrates GigaSpaces In-Memory Computing Technology to Ensure Future-Readiness for Customers

Or Yehuda, Israel, April 17, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it has established a technology partnership with GigaSpaces Technologies, a pioneer of next-generation application and cloud enablement platforms for business-critical applications.

The partnership with GigaSpaces upholds Magic’s commitment to provide its customers with future-ready solutions, providing optimal performance in light of increasing demands for big data, cloud computing, and the exponential growth of transactions as enterprises mobilize their business processes.

“We are excited to integrate GigaSpaces’ XAP in-memory computing (IMC) technology into Magic’s technology stack. By combining our technologies, we will enable our customers to be cloud-ready and enjoy the benefits of high performance, scalability and availability that can be achieved with in-memory computing technology, all with a seamless migration effort and virtually no learning curve,” said Eyal Pfeifel, CTO at Magic.

“We are happy to join forces with a visionary partner, such as Magic, that recognizes the value that in-memory computing brings to addressing current and forthcoming IT challenges,” said Adi Paz, EVP of Business Development & Marketing at GigaSpaces. “Magic is one of a growing number of software companies who are using in-memory computing technologies inside their products. The ‘in-memory computing inside’ approach enables their users to benefit from IMC advantages with minimal impact on their existing applications and skills.”

Gartner’s Top 10 Technology Trends, 2013: In-Memory Computing Aims at Mainstream Adoption report published January 31, 2013 states, “Increasing use of in-memory computing (IMC) application infrastructure technologies as enablers inside multiple types of software and hardware products will result in rapid IMC adoption by mainstream, risk-averse IT organizations.”

About GigaSpaces Technologies

GigaSpaces Technologies is the pioneer of a new generation of application virtualization platforms and a leading provider of end-to-end scaling solutions for distributed, mission-critical application environments, and cloud enabling technologies. Hundreds of organizations worldwide are leveraging GigaSpaces’ technology to enhance IT efficiency and performance, including Global Fortune 500 companies, from top financial service enterprises, e-commerce companies, online gaming providers, and telecom carriers.

For more information, please visit www.gigaspaces.com

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Establishes Technology Partnership with GigaSpaces

Exhibit 10.1